Best Available Copy

#82-34714

RECEIVED

2007 JUL 12 P 1:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

July 4, 2007

07025157

Office of International Corporate Finance
U.S. Securities and Exchange Commission
Mailstop 3628
100 F Street NW
Washington, DC 20549

SUPPL

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news releases dated June 25 and July 3, 2007 and their accompanying Material Change Forms.

Yours truly,

Sabine Goetz
Investor Relations
Imperial Metals Corporation
d: 604.488.2657
e: sabinegoetz@imperialmetals.com

Encl.

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

7/13

#82-34714

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation (the "Company")
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

Item 2 Date of Material Change

June 25, 2007

Item 3 News Release

The Company issued a news release at Vancouver, British Columbia on June 25, 2007 through Marketwire and was electronically filed through SEDAR.

Item 4 Summary of Material Change

The Company reported a pit slope failure occurred at the East Zone pit at the Huckleberry mine on June 22. No injuries were sustained as employees and equipment were moved to other workplaces when cracks in the highwall were noticed on June 18. A large volume of rock from the northern highwall of the East Zone pit was displaced into the pit over Thursday and Friday.

The East Zone pit was nearing the end of its reserve life, and was scheduled to be completed in late July of this year. Other parts of the mine were not affected by this slope failure, and milling continues with stockpiled ore being treated. At this time, the mine staff expects production to be maintained from these stockpiles along with accelerated production from the new Main Zone Extension pit.

Item 5 Full Description of Material Change

The Company reported a pit slope failure occurred at the East Zone pit at the Huckleberry mine on June 22. No injuries were sustained as employees and equipment were moved to other workplaces when cracks in the highwall were noticed on June 18. A large volume of rock from the northern highwall of the East Zone pit was displaced into the pit over Thursday and Friday.

The East Zone pit was nearing the end of its reserve life, and was scheduled to be completed in late July of this year. Other parts of the mine were not affected by this slope failure, and milling continues with stockpiled ore being treated. At this time, the mine staff expects production to be maintained from these stockpiles along with accelerated production from the new Main Zone Extension pit.

Imperial is 50% owner of Huckleberry Mines Ltd. The Huckleberry mine is located 123 kilometres southwest of Houston, British Columbia.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Andre Deepwell, Chief Financial Officer
Telephone 604.669.8959

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 25th day of June, 2007.

IMPERIAL METALS CORPORATION

Per: *"Andre H. Deepwell"*
Signature of authorized signatory

Andre H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports Pit Wall Failure at Huckleberry Mine

Vancouver, BC – June 25, 2007 – Imperial Metals Corporation (TSX:III) reports a pit slope failure occurred at the East Zone pit at the Huckleberry mine on June 22. No injuries were sustained as employees and equipment were moved to other workplaces when cracks in the highwall were noticed on June 18. A large volume of rock from the northern highwall of the East Zone pit was displaced into the pit over Thursday and Friday.

The East Zone pit was nearing the end of its reserve life, and was scheduled to be completed in late July of this year. Other parts of the mine were not affected by this slope failure, and milling continues with stockpiled ore being treated. At this time, the mine staff expects production to be maintained from these stockpiles along with accelerated production from the new Main Zone Extension pit.

Imperial is 50% owner of Huckleberry Mines Ltd. The Huckleberry mine is located 123 kilometres southwest of Houston, British Columbia.

Contact: Brian Kynoch, President 604.669.8959; Sabine Goetz, Investor Relations 604.488.2657
// website: www.imperialmetals.com // email: info@imperialmetals.com

#82-34714

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation (the "Company")
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

Item 2 Date of Material Change

July 3, 2007

Item 3 News Release

The Company issued a news release at Vancouver, British Columbia on July 3 2007 through Marketwire and was electronically filed through SEDAR.

Item 4 Summary of Material Change

The Company reported the results of ongoing drilling at Mount Polley, initiation of drilling at Red Chris, and the ramp progress at Sterling.

Drilling from the bottom of the Wight Pit has been rewarding. WB07-241 returned 409.1 metres grading 0.80% copper, 0.39 g/t gold and 5.72 g/t silver, including higher grade sections: 45.0 metres grading 1.53% copper, 0.70 g/t gold and 10.21 g/t silver; 10.0 metres grading 2.30% copper, 2.28 g/t gold and 26.0 g/t silver; and 11.3 metres grading 1.51% copper, 0.57 g/t gold and 10.72 g/t silver. WB07-241 was designed to target a prospective area for future underground mining of mineralization beneath the final Wight Pit design.

A new zone of mineralization has also been discovered to the north of the Wight Pit which intersected 101.6 metres grading 0.42% copper, 0.13 g/t gold and 4.62 g/t silver. WB07-239 represents a significant intercept of newly discovered mineralization which is over 500 metres north of the northern edge of the final Wight Pit design. The intercept is hosted in a hydrothermal breccia similar to the Northeast Zone, and is capped by 90.2 metres of Jurassic volcanics that have been mapped on surface.

Northeast Zone Drill Hole #	Total Length (m)	Interval from (m)	Interval to (m)	Interval Length (m)	Copper %	Gold g/t	Silver g/t
WB07-239	611.7	348.4	450.0	101.6	0.42	0.13	4.62
WB07-241	594.7	130.9	540.0	409.1	0.80	0.39	5.72
including		212.5	221.3	11.3	1.51	0.57	10.72
and		342.5	352.5	10.0	2.30	2.28	26.00
and		390.0	435.0	45.0	1.53	0.70	10.21

To date, the 2007 Mount Polley diamond drill program has totaled 28,136 metres in 85 holes with emphasis on the Springer Zone where 16,197 metres in 42 holes were drilled. In SD07-45, the most northern hole in the Springer Zone, 255.0 metres grading 0.21% copper and 0.32 g/t gold were intercepted. This long interval of mineralization confirms the continuation of mineralization at the northern end of the Springer Zone and the need to extend the limits further to the north. Drilling will continue with one diamond drill on a variety of targets throughout the summer season.

Initial trenching in the Skid Zone, south of the Wight Pit, has been encouraging with the visual identification of chrysocolla and malachite in a magnetite breccia. A systematic trenching program will continue to test the area in July. Diamond drilling will follow in late summer or fall, as warranted.

Item 5 Full Description of Material Change

The Company reported the results of ongoing drilling at Mount Polley, initiation of drilling at Red Chris, and the ramp progress at Sterling.

Drilling from the bottom of the Wight Pit has been rewarding. WB07-241 returned 409.1 metres grading 0.80% copper, 0.39 g/t gold and 5.72 g/t silver, including higher grade sections: 45.0 metres grading 1.53% copper, 0.70 g/t gold and 10.21 g/t silver; 10.0 metres grading 2.30% copper, 2.28 g/t gold and 26.0 g/t silver; and 11.3 metres grading 1.51% copper, 0.57 g/t gold and 10.72 g/t silver. WB07-241 was designed to target a prospective area for future underground mining of mineralization beneath the final Wight Pit design.

A new zone of mineralization has also been discovered to the north of the Wight Pit which intersected 101.6 metres grading 0.42% copper, 0.13 g/t gold and 4.62 g/t silver. WB07-239 represents a significant intercept of newly discovered mineralization which is over 500 metres north of the northern edge of the final Wight Pit design. The intercept is hosted in a hydrothermal breccia similar to the Northeast Zone, and is capped by 90.2 metres of Jurassic volcanics that have been mapped on surface.

Northeast Zone Drill Hole #	Total Length (m)	Interval from (m)	Interval to (m)	Interval Length (m)	Copper %	Gold g/t	Silver g/t
WB07-239	611.7	348.4	450.0	101.6	0.42	0.13	4.62
WB07-241	594.7	130.9	540.0	409.1	0.80	0.39	5.72
including		212.5	221.3	11.3	1.51	0.57	10.72
and		342.5	352.5	10.0	2.30	2.28	26.00
and		390.0	435.0	45.0	1.53	0.70	10.21

To date, the 2007 Mount Polley diamond drill program has totaled 28,136 metres in 85 holes with emphasis on the Springer Zone where 16,197 metres in 42 holes were drilled. In SD07-45, the most northern hole in the Springer Zone, 255.0 metres grading 0.21% copper and 0.32 g/t gold were intercepted. This long interval of mineralization confirms the continuation of mineralization at the northern end of the Springer Zone and the need to extend the limits further to the north. Drilling will continue with one diamond drill on a variety of targets throughout the summer season.

Initial trenching in the Skid Zone, south of the Wight Pit, has been encouraging with the visual identification of chrysocolla and malachite in a magnetite breccia. A systematic trenching program will continue to test the area in July. Diamond drilling will follow in late summer or fall, as warranted.

Steve Robertson, P.Geo. is the designated Qualified Person as defined by National Instrument 43-101 for the exploration programs described. Samples for the diamond drilling reported at Mount Polley were analyzed at the Mount Polley mine laboratory and Acme Analytical Laboratories in Vancouver. A full QA/QC program using blanks, standards and duplicates was maintained for all samples submitted to the lab. The porphyry and breccia related deposits at Mount Polley are irregular in shape and true thicknesses have not been estimated. The copper equivalent value was calculated using the formula [EqCu% = Copper (%) + Gold (g/t) / 1.44 + Silver (g/t) / 116].

The Mount Polley mine is located 56 kilometres northeast of Williams Lake, British Columbia.

Drilling Begins at Red Chris

Two diamond drills are currently operating at Red Chris, targeting deep mineralization beneath the currently defined East and Main Zones. Four to six holes, each with a target depth of 1,000 metres will be drilled this summer. At the completion of drilling, the two drills will be repositioned to Imperial's other projects. The Red Chris project was acquired earlier this year and a development certificate has been issued by the BC Environmental Assessment Office

allowing development of a 30,000 tonne per day operation at the site. The Red Chris property is located 20 kilometres southeast of the village of Iskut in northern British Columbia.

Sterling Ramp 2/3 Complete

The access ramp at the Sterling property 144 Zone is progressing well with 2,187 feet of the planned 3,300 foot ramp complete. The ramp is expected to reach the 144 Zone in September. When the ramp development is completed, underground diamond drilling to confirm and extend the 144 Zone will be conducted. Property scale mapping and sampling continues to define additional targets that will be drill tested in the fall subject to availability of drill equipment. Sterling is located near the town of Beatty, Nevada, 185 kilometres northwest of Las Vegas.

Imperial is a mine development and operating company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine (100% interest) in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine (50% interest) in northern British Columbia, the development stage Red Chris property (100%) in northern British Columbia, and the Sterling gold mine (100% interest) in southwest Nevada.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Andre Deepwell, Chief Financial Officer
Telephone 604.669.8959

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 3rd day of July, 2007.

IMPERIAL METALS CORPORATION

Per: *"Andre H. Deepwell"*
Signature of authorized signatory

Andre H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Intersects 1.12% Copper Equivalent Over 400 Metres at Mount Polley

Vancouver, BC - July 3, 2007 - Imperial Metals Corporation (TSX:III) reports the results of ongoing drilling at Mount Polley, initiation of drilling at Red Chris, and the ramp progress at Sterling.

Drilling from the bottom of the Wight Pit has been rewarding. WB07-241 returned 409.1 metres grading 0.80% copper, 0.39 g/t gold and 5.72 g/t silver, including higher grade sections: 45.0 metres grading 1.53% copper, 0.70 g/t gold and 10.21 g/t silver; 10.0 metres grading 2.30% copper, 2.28 g/t gold and 26.0 g/t silver; and 11.3 metres grading 1.51% copper, 0.57 g/t gold and 10.72 g/t silver. WB07-241 was designed to target a prospective area for future underground mining of mineralization beneath the final Wight Pit design.

A new zone of mineralization has also been discovered to the north of the Wight Pit which intersected 101.6 metres grading 0.42% copper, 0.13 g/t gold and 4.62 g/t silver. WB07-239 represents a significant intercept of newly discovered mineralization which is over 500 metres north of the northern edge of the final Wight Pit design. The intercept is hosted in a hydrothermal breccia similar to the Northeast Zone, and is capped by 90.2 metres of Jurassic volcanics that have been mapped on surface.

Northeast Zone Drill Hole #	Total Length (m)	Interval from (m)	Interval to (m)	Interval Length (m)	Copper %	Gold g/t	Silver g/t
WB07-239	611.7	348.4	450.0	101.6	0.42	0.13	4.62
WB07-241	594.7	130.9	540.0	409.1	0.80	0.39	5.72
including		212.5	221.3	11.3	1.51	0.57	10.72
and		342.5	352.5	10.0	2.30	2.28	26.00
and		390.0	435.0	45.0	1.53	0.70	10.21

To date, the 2007 Mount Polley diamond drill program has totaled 28,136 metres in 85 holes with emphasis on the Springer Zone where 16,197 metres in 42 holes were drilled. In SD07-45, the most northern hole in the Springer Zone, 255.0 metres grading 0.21% copper and 0.32 g/t gold were intercepted. This long interval of mineralization confirms the continuation of mineralization at the northern end of the Springer Zone and the need to extend the limits further to the north. Drilling will continue with one diamond drill on a variety of targets throughout the summer season.

Initial trenching in the Skid Zone, south of the Wight Pit, has been encouraging with the visual identification of chrysocolla and malachite in a magnetite breccia. A systematic trenching program will continue to test the area in July. Diamond drilling will follow in late summer or fall, as warranted.

Steve Robertson, P.Geo. is the designated Qualified Person as defined by National Instrument 43-101 for the exploration programs described. Samples for the diamond drilling reported at Mount Polley were analyzed at the Mount Polley mine laboratory and Acme Analytical Laboratories in Vancouver. A full QA/QC program using blanks, standards and duplicates was maintained for all samples submitted to the lab. The porphyry and breccia related deposits at Mount Polley are irregular in shape and true thicknesses have not been estimated. The copper equivalent value was calculated using the formula [EqCu% = Copper (%) + Gold (g/t) / 1.44 + Silver (g/t) / 116].

The Mount Polley mine is located 56 kilometres northeast of Williams Lake, British Columbia.

Drilling Begins at Red Chris

Two diamond drills are currently operating at Red Chris, targeting deep mineralization beneath the currently defined East and Main Zones. Four to six holes, each with a target depth of 1,000 metres will be drilled this summer. At the completion of drilling, the two drills will be repositioned to Imperial's other projects. The Red Chris project was acquired earlier this year and a development certificate has been issued by the BC Environmental Assessment Office allowing development of a 30,000 tonne per day operation at the site. The Red Chris property is located 20 kilometres southeast of the village of Iskut in northern British Columbia.

Sterling Ramp 2/3 Complete

The access ramp at the Sterling property 144 Zone is progressing well with 2,187 feet of the planned 3,300 foot ramp complete. The ramp is expected to reach the 144 Zone in September. When the ramp development is completed, underground diamond drilling to confirm and extend the 144 Zone will be conducted. Property scale mapping and sampling continues to define additional targets that will be drill tested in the fall subject to availability of drill equipment. Sterling is located near the town of Beatty, Nevada, 185 kilometres northwest of Las Vegas.

Imperial is a mine development and operating company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine (100% interest) in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine (50% interest) in northern British Columbia, the development stage Red Chris property (100%) in northern British Columbia, and the Sterling gold mine (100% interest) in southwest Nevada.

Contact Information: Brian Kynoch, President 604.669.8959; Patrick McAndless, Vice President Exploration 604.488.2665; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

Imperial Metals

#82-34714

RECEIVED

2007 JUL 12 P 1:22

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Intersects 1.12% Copper Equivalent Over 400 Metres at Mount Polley

Vancouver, BC - July 3, 2007 - Imperial Metals Corporation (TSX:III) reports the results of ongoing drilling at Mount Polley, initiation of drilling at Red Chris, and the ramp progress at Sterling.

Drilling from the bottom of the Wight Pit has been rewarding. WB07-241 returned 409.1 metres grading 0.80% copper, 0.39 g/t gold and 5.72 g/t silver, including higher grade sections: 45.0 metres grading 1.53% copper, 0.70 g/t gold and 10.21 g/t silver; 10.0 metres grading 2.30% copper, 2.28 g/t gold and 26.0 g/t silver; and 11.3 metres grading 1.51% copper, 0.57 g/t gold and 10.72 g/t silver. WB07-241 was designed to target a prospective area for future underground mining of mineralization beneath the final Wight Pit design.

A new zone of mineralization has also been discovered to the north of the Wight Pit which intersected 101.6 metres grading 0.42% copper, 0.13 g/t gold and 4.62 g/t silver. WB07-239 represents a significant intercept of newly discovered mineralization which is over 500 metres north of the northern edge of the final Wight Pit design. The intercept is hosted in a hydrothermal breccia similar to the Northeast Zone, and is capped by 90.2 metres of Jurassic volcanics that have been mapped on surface.

Northeast Zone Drill Hole #	Total Length (m)	Interval from (m)	Interval to (m)	Interval Length (m)	Copper %	Gold g/t	Silver g/t
WB07-239	611.7	348.4	450.0	101.6	0.42	0.13	4.62
WB07-241	594.7	130.9	540.0	409.1	0.80	0.39	5.72
including		212.5	221.3	11.3	1.51	0.57	10.72
and		342.5	352.5	10.0	2.30	2.28	26.00
and		390.0	435.0	45.0	1.53	0.70	10.21

To date, the 2007 Mount Polley diamond drill program has totaled 28,136 metres in 85 holes with emphasis on the Springer Zone where 16,197 metres in 42 holes were drilled. In SD07-45, the most northern hole in the Springer Zone, 255.0 metres grading 0.21% copper and 0.32 g/t gold were intercepted. This long interval of mineralization confirms the continuation of mineralization at the northern end of the Springer Zone and the need to extend the limits further to the north. Drilling will continue with one diamond drill on a variety of targets throughout the summer season.

Initial trenching in the Skid Zone, south of the Wight Pit, has been encouraging with the visual identification of chrysocolla and malachite in a magnetite breccia. A systematic trenching program will continue to test the area in July. Diamond drilling will follow in late summer or fall, as warranted.

Steve Robertson, P.Geo. is the designated Qualified Person as defined by National Instrument 43-101 for the exploration programs described. Samples for the diamond drilling reported at Mount Polley were analyzed at the Mount Polley mine laboratory and Acme Analytical Laboratories in Vancouver. A full QA/QC program using blanks, standards and duplicates was maintained for all samples submitted to the lab. The porphyry and breccia related deposits at Mount Polley are irregular in shape and true thicknesses have not been estimated. The copper equivalent value was calculated using the formula [EqCu% = Copper (%) + Gold (g/t) / 1.44 + Silver (g/t) / 116].

The Mount Polley mine is located 56 kilometres northeast of Williams Lake, British Columbia.

Drilling Begins at Red Chris

Two diamond drills are currently operating at Red Chris, targeting deep mineralization beneath the currently defined East and Main Zones. Four to six holes, each with a target depth of 1,000 metres will be drilled this summer. At the completion of drilling, the two drills will be repositioned to Imperial's other projects. The Red Chris project was acquired earlier this year and a development certificate has been issued by the BC Environmental Assessment Office allowing development of a 30,000 tonne per day operation at the site. The Red Chris property is located 20 kilometres southeast of the village of Iskut in northern British Columbia.

Sterling Ramp 2/3 Complete

The access ramp at the Sterling property 144 Zone is progressing well with 2,187 feet of the planned 3,300 foot ramp complete. The ramp is expected to reach the 144 Zone in September. When the ramp development is completed, underground diamond drilling to confirm and extend the 144 Zone will be conducted. Property scale mapping and sampling continues to define additional targets that will be drill tested in the fall subject to availability of drill equipment. Sterling is located near the town of Beatty, Nevada, 185 kilometres northwest of Las Vegas.

Imperial is a mine development and operating company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine (100% interest) in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine (50% interest) in northern British Columbia, the development stage Red Chris property (100%) in northern British Columbia, and the Sterling gold mine (100% interest) in southwest Nevada.

Contact Information: Brian Kynoch, President 604.669.8959; Patrick McAndless, Vice President Exploration 604.488.2665; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com


N
W
E
S
WB07-239
POLLEY LAKE
Northeast Zone
WB07-237
WB07-236
WB07-234
WB07-233
WB07-235
ND07-31
ND07-32
ND07-30
ND07-33
ND07-29
WB07-241
ND07-28
ND07-27
Boundary Zone
WIGHT PIT
Imperial Metals
MOUNT POLLEY PROPERTY - 2007 DRILLING
BOUNDARY / NORTHEAST ZONE
2007 Diamond Drill Holes
Imperial Claims
2003 - 2006 Diamond Drilling
Hole Traces
0
150
300
Metres
July 3, 2007


N
W
E
S
BELL PIT
CARIBOO PIT
BOOTJACK LAKE
SD07-45
SD07-30
SD07-33
SD07-34
SD07-31
SD07-41
SD07-44
SD07-23
SD07-21
SD07-32
SD07-42
SD07-40
SD07-25
SD07-24
SD07-22
SD07-20
SD07-29
SD07-28
SD07-26
SD07-27
SD07-48
Imperial Metals
MOUNT POLLEY PROPERTY - 2007 DRILLING
SPRINGER ZONE
2007 Diamond Drill Holes
Imperial Claims
2003 - 2006 Diamond Drilling
Hole Traces
0
150
300
Metres
July 3, 2007


WIGHT PIT
POLLEY LAKE
SKID ZONE
BELL PIT
CARIBOO PIT
MILL SITE
SKID ZONE
N
W
E
S
0
100
200
400
Metres
Imperial Metals
MOUNT POLLEY PROPERTY - 2007 TRENCHING
SKID ZONE
2007 Completed Trenching
Historical Trenching
Proposed Trenching
Imperial Claims
Mineralization
0
500
1,000
Metres
July 3, 2007

END